Exhibit 11.   - Statement Re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the period ended March 31, 2008

Weighted average number of shares outstanding as at March 31, 2008 (*)	2,167,262

Accumulated losses for the period from inception to March 31, 2008	$45,549

Loss per share	$0.02

(*)	This represents the shares being issued since August 2, 2007 (date of inception) to March 31, 2008, based on the weighted average number of shares outstanding during the period.

No other shares have been issued to June 30, 2008.